 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment____)

DYNAMIC APPLICATIONS CORP.
(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value
(Title of Class of Securities)

26784V 108
 (CUSIP Number)

Grushko & Mittman, P.C.
551 Fifth Avenue, Suite 1601
New York, NY 10176
Telephone: (212) 697-9500
Facsimile: (212) 697-3575

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 10, 2008
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26784V 108

1	Name of Reporting Person.
I.R.S. Identification No. of Above Person (entities only).
Ehud Barzilay Holdings Ltd.
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Israel
	7	Sole Voting Power

		18,000,000
Number of	8	Shared Voting Power
Shares
Beneficially		-0-
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		18,000,000
	10	Shared Dispositive Power

		-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person

18,000,000 shares of common stock (post forward-split on 2/5/09)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

20.90% of the issued and outstanding shares of common stock*
14	Type of Reporting Person (See Instructions)

CO

* Based 86,145,000 shares of the Issuer’s common stock outstanding as of February 5, 2009.

Item 1. Security and Issuer

This statement relates to the common stock $0.0001 par value, of Dynamic Applications Corp., a Delaware Corporation (the “Issuer"). The principal offices of the Issuer are currently located at 216 Jaffa Street, Jerusalem Israel.

Item 2. Identity and Background

(a)           The name of the person filing this statement:
Ehud Barzilay Holdings Ltd. (the "Reporting Person").

(b)           The residence or business address of the Reporting Person is:
7th Menahem Begin, Ramat Gan, Israel

(c)           The Reporting Person is serving as:
Consultant.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The reporting person is a citizen of:
Israel

Item 3. Source and Amount of Funds or Other Consideration

The $60,000 purchase price paid by the Reporting Person to Issuer for the purchase of 6,000,000 (pre-split) shares of common stock of the Issuer on December 10, 2008, was made from the Reporting Person’s working capital.

Item 4. Purpose of Transaction

Pursuant to a Subscription Agreement, the Reporting Person purchased from Issuer 6,000,000 (pre-split) shares of the common stock of the Issuer.  As a result of such transaction, the Reporting Person acquired a controlling interest of 20.90% of the issued and outstanding share capital of the Issuer.  Such purchase was made for investment purposes.

Item 5. Interest in Securities of the Issuer

(a) The Issuer has 86,145,000 issued and outstanding shares of common stock as of February 5, 2009.  The Reporting Person owns 18,000,000 shares (representing 20.90%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 11, 2009

Ehud Barzilay Holdings Ltd.

By:	/s/ Ehud Barzilay
Name: Ehud Barzilay
Title: Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).